Exhibit 99.1

SAM LOBBAN APPOINTED CEO OF THOM BROWNE.
RODRIGO BAZAN STEPPING DOWN TO PURSUE OTHER OPPORTUNITIES.
New CEO will join in September

July 30, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced that Rodrigo Bazan, Chief Executive Officer of Thom Browne, is stepping down from his role to pursue other opportunities, effective August 31, 2025. Sam Lobban will assume the role of Chief Executive Officer on September 2, 2025.

Rodrigo Bazan has led the Thom Browne brand since 2016. Under his leadership, along with the creative direction of Thom Browne, the company has grown to reach € 315 million in revenue in 2024, with 116(1) directly operated stores globally, becoming a symbol of modern luxury tailoring.

“Rodrigo’s entrepreneurial vision, along with his pivotal role in Thom Browne’s defense of its intellectual property rights against Adidas, has been instrumental in protecting and reinforcing the brand’s authentic and unique identity", commented Gildo Zegna, Ermenegildo Zegna Group’s Chairman and CEO. "Under Rodrigo’s leadership, Thom Browne’s revenues have nearly tripled since our acquisition of the brand. We thank him for laying the foundation for future growth.”
“Over the past nine years, I have been working side by side with Rodrigo, and together we have developed Thom Browne from a niche brand into today’s luxury icon of modern tailoring”, added Thom Browne, Chief Creative Officer and Founder. “I am profoundly grateful for his unwavering support and dedication throughout this extraordinary journey.”
“Leading Thom Browne over the past 9 years has been an extraordinary journey. I’m proud of what we’ve built and grateful for the team’s support”, said Rodrigo Bazan. “Working with Gildo Zegna and Thom Browne has been a true privilege. After thoughtful consideration, I’ve decided to step down to focus on new opportunities, but I’ll always remain connected and supportive of the brand’s future.”
Currently serving as Executive Vice President and General Merchandising Manager for Apparel & Designer at Nordstrom, Sam Lobban is a British fashion executive and merchandising innovator. Sam began his career at Selfridges in London, later joining Mr. Porter as part of its founding team. At Nordstrom, he curated collaborations with leading brands, including Thom Browne. Sam is known for blending creative vision with strategic execution.
"I am pleased to welcome Sam, whose widely recognized customer-first mindset and innovative approach to merchandising will be most valuable to accelerate the retail-driven growth journey of the Thom Browne brand”, said Gildo Zegna.
“As we enter a new chapter in our journey, I am delighted to welcome Sam. His deep understanding of our brand’s distinctive DNA and his visionary approach make him the ideal partner to help shape the future of our brand”, commented Thom Browne.
“As a longstanding fan of the brand, I'm very excited to be joining Thom Browne”, concluded Sam Lobban. “Having been a wholesale partner for so long, I've been fortunate enough to have a front row seat watching as they've built an incredible business celebrating Thom's creativity and his unique take on a modern wardrobe. I'm very much looking forward to being able to support the team to continue to grow and inspire customers.”

(1) As of December 31, 2024

About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.

Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

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